SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 26, 2006 filed by the Company with the Comisión Nacional de Valores:

By letter dated December 26, 2006, the Company reported that subscribed with Banco Comafi S.A., acting as trustee (the “Trustee”) of the “Fideicomiso República” trust fund, an option to purchase a building located in the City of Buenos Aires, known as Edificio Tucuman 1- República (“Edificio República”), which the Trustee acquired recently in a public auction. The option to purchase is subject to the following conditions (i) the option must be exercise within 60 days of the fulfillment of certain requirements regarding the title of the trustee in relation to the building; (ii) the deed shall be signed within 90 days as of the date the option is exercised; (iii) the purchase price would be U$S 74.000.000; (iv) the purchase price must be paid 50% on the date the deed is signed and the other 50% in five annual installments with a fix interest rate of 8% payable semiannually and a mortgage on the property. On the other hand, during the term of our option, the Trustee has also an option to sale the Edificio República to the Company under the same conditions described above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: December 26, 2006